Exhibit 4.2

                              CONTRACTOR AGREEMENT

This Agreement is entered into as of February 10, 2004 between Odyssey Pictures Corporation, a Nevada corporation ("Odyssey"), with offices at 16910 Dallas Parkway, Suite 104, Dallas, Texas 75248 and Ian Jessel, residing at: 16904 Donna Ynez Lane Pacific Palisades, CA 90272 (herein referred to as "Contractor") or as both may be referred to herein from time to time as the Parties (the "Parties").

The term of this Agreement shall commence on February
                  15, 2004 and end on June 30, 2005 (the "Term"), unless this Agreement is earlier terminated pursuant to the provisions of Paragraph 11.

         2.       Services.

                  (a) Odyssey hereby enters into this agreement with Contractor as International Consultant of Odyssey with powers and duties consistent therewith and as may be delegated or assigned by the Board of Directors of Odyssey or its Chief Executive Officer and/or President from time to time, and Contractor hereby agrees to accept such engagement on the terms and conditions herein set forth.

                  (b) Contractor's services shall be performed at Contractor's own facilities. Contractor understands and agrees that Contractor's duties may require extensive temporary travel both in the U.S. and abroad. Contractor's travel and accommodations will be in accordance with Odyssey's company policy for executive travel and accommodations as it is or may change from time to time; provided, however, in the event that it is necessary for Contractor to travel in connection with his duties hereunder, with a major director or star who travels first class, Contractor shall be entitled to also travel first class. If Contractor is required to stay overnight in a hotel in connection with his duties hereunder, Contractor shall be entitled to stay at a hotel of his choice in at reasonable room rates. Contractor shall be entitled to a per diem of no less than $150.00 per day.

                  (c) During the term of this Agreement, Contractor shall devote his non-exclusive duties hereunder in an honest manner and under the direction of the Board of Directors of Odyssey and/or its Chief Executive Officer and/or President.

         3. Fixed Compensation. Odyssey shall pay Contractor a contract rate of $240,000 during the Term, payable in 16 monthly installments of $15,000 (the "Installments") on or before the last day of every month. A review between Odyssey and Contractor shall occur no later than one (1) week prior to the anniversary date of the contract. During such review, Odyssey and Contractor shall determine whether an increase in base rate and bonuses and participations, including travel and accommodations, per diem, and their related terms and conditions shall be recommended to the Board of Directors for approval. During the first two months of the agreement the installments shall be paid only in cash. Commencing on the third month of the agreement the installments may be paid in cash or stock. In the case of stock, Odyssey shall cause to have registered such shares under the rules of "S-8" pursuant to the Securities Act of 1933 ("S-8 Shares") and such issue shall be based upon the price of trading on the particular day that they are agreed to be issued.

         4. Stock Options. Odyssey hereby grants Contractor qualified stock options to purchase shares of Odyssey's Common Stock, pursuant to r any plan subsequently adopted and approved by the Board of Directors or the stockholders or both (individually and collectively, the "Plan") at an exercise price equal to the fair market value of Common Stock, as quoted on NASDAQ on the date prior to the date hereof (the "Exercise Price"). The Options are exercisable in whole or in part or in parts at any time up to the end of the Term, subject to earlier termination pursuant to the Plan or as herein provided. Options granted under this Paragraph 4 shall not be transferable by Contractor.

         5. Use of Odyssey's Staff. Contractor shall be entitled to use the assistance of the staff of Odyssey or that of other secretaries employed by Odyssey for the purpose of performing Contractor's necessary duties.

         6. Bonus. Contractor shall be entitled to receive a cash bonus for each motion picture for which Odyssey has "Concluded Negotiations" (defined as a contract signed by all parties and without any remaining contingencies) during the Term with respect to the right to distribute said motion picture in the Foreign Territory (the world, other than the United States, Canada, their territories and possessions, military and diplomatic installations wherever situated and common carriers flying the United States or Canadian flag) or Domestic Territory (the United States and Canada and their territories and possessions, military and diplomatic installations wherever situated and common carriers flying the United States or Canadian flag), or both the Foreign and Domestic Territories.

                  a) Payment Structure. Odyssey shall pay the following Bonuses, based on the completions status as described below, to Contractor for up to a maximum of eight (8) pictures:

                           (i) $25,000 for each motion picture for which Odyssey has Concluded Negotiations, whose direct cost budget is $4,000,000 or less;

                           (ii) $50,000 for each motion picture for which Odyssey has Concluded Negotiations, whose direct cost budget is between $4,000,000 and $10,000,000;

                           (iii) $75,000 for each motion picture for which Odyssey has Concluded Negotiations, whose direct cost budget is more than $10,000,000.

                  b) When Paid. Each bonus shall be paid no later than five (5) business days following the later of the start of: a) principal photography according to such motion picture's approved draw schedule; or b) funding for the producer's line item per the approved draw schedule.

         7. Other Services. Contractor may be, during the Term, required to or assigned to the position of Director of certain motion pictures and television (mini) series or motion pictures that Odyssey shall undertake (Other Services). In this case, a separate agreement shall refer and outline the detail of the Other Services and any compensation therefore.

         8. Benefit Plans. Contractor shall be entitled to participate in such medical insurance, disability insurance and pension and other Contractor plans as Odyssey shall from time to time make available to the senior executives of Odyssey.

         9. Reimbursable Expenses. Contractor shall be reimbursed for all reasonable business expenses incurred by Contractor on Odyssey's behalf in the performance of his duties hereunder against presentation of itemized accounts of such expenditures, prepared in accordance with Odyssey's practices consistently applied. Reimbursements shall be made only after written request therefore. Such request shall generally be submitted not less frequently than every thirty (30) days.

         10. Termination. This Agreement may be terminated by either party prior to the end of the Term

                  (a) Upon permanent physical or mental disability of Contractor (for purposes of this Agreement, permanent physical or mental disability shall be deemed to have occurred when, as a result of physical or mental illness, Contractor has been unable to materially perform Contractor's duties as set forth in Paragraph 1 hereof for a period of one (1) calendar month); or

         (b) Notwithstanding any requirement of written notice, immediately upon the death of Contractor; or

                  (c) Upon:

                           (i) Refusal by Contractor to follow a lawful and reasonable order or direction of the Board of Directors of Odyssey or its Chief Executive Officer or President.

                           (ii) The occurrence of any material breach by Contractor of Contractor's obligations under this Agreement;

                           (iii) Conduct by Contractor that is determined by a court to constitute a felony of moral turpitude under any federal or state law, except for a violation of any obscenity law with respect to the production or acquisition of motion pictures; or (iv) Contractor shall commit any act or omit to take any action in bad faith and to the detriment of Odyssey or any of its subsidiaries.

                           With respect to items (c)(i) and (c)(ii) there shall be a cure period of seven (7) days after the written notice of the refusal or material breach from Odyssey to Contractor.

         (d) If either party determines that it no longer desires to pursue lines of business contemplated by this agreement.

         11. Effect of Termination or Resignation. In the event that this Agreement is terminated pursuant to Paragraph 11 above, neither party shall have any further duties or obligations under this Agreement.

         12. Confidentiality. Except with respect to the disclosure of the terms of this Agreement to agents of Contractor, during the Term and at all times thereafter, Contractor shall hold in confidence for Odyssey and shall not publish, disclose or make accessible to any other person or entity any confidential information relating to the business and affairs of Odyssey or its subsidiaries that may come to Contractor's knowledge or has come to his knowledge, including but not limited to, trade secrets, "know-how," research projects, and matters of a business nature, such as information about costs, profits, markets, sales, customers and suppliers, and other information of a similar confidential nature, and plans for future development of Odyssey and its subsidiaries ("Confidential Information"). Except as required in the performance of Contractor's duties to Odyssey under this Agreement, Contractor shall not use for his own benefit or disclose to any person, directly or indirectly, any such information unless such use or disclosure has been specifically authorized by Odyssey in advance. This provision shall not apply to court-ordered disclosure, deposition or other such procedures. In the event Contractor is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, Civil Investigative Demand or other process) to disclose Confidential Information, Contractor will provide Odyssey with prompt notice of any such request or requirement so that Odyssey may seek an appropriate protective order or waive Contractor's compliance with this Paragraph 12. If, failing the entry of a protective order or the receipt of a waiver hereunder, Contractor is compelled to disclose Confidential Information, Contractor may disclose that portion of the Confidential Information which Contractor's counsel advises you that you are compelled to disclose.

         13. Return of Documents and Property. Upon the termination of the Contractor's employment by Odyssey, or at any time upon the request of Odyssey, Contractor (or Contractor's heir or personal representative) shall deliver to Odyssey (i) all documents and materials containing confidential information relating to the business and affairs of Odyssey or its subsidiaries, and (ii) all other documents, materials and other property belonging to Odyssey or its subsidiaries that are in the possession or under the control of Contractor.

         14. Arbitration\Attorney's Fees. Any disputes arising under this Memorandum of Agreement shall be resolved by arbitration in accordance with the rules of the AFMA Arbitration. Both parties shall be entitled to engage in all forms of discovery as permitted by the Civil Code. The party found to be liable pursuant to such arbitration shall indemnify the other party for its costs shall bear all costs of arbitration and its reasonable attorneys' fees. The arbitrator shall be familiar with the motion picture industry.

         15. Press Release. The parties agree to announce Contractor's engagement hereunder with a press release mutually approved by Odyssey and Contractor.

         16. Miscellaneous. California law governs this Agreement without giving effect to conflicts of law. Any waiver by a party hereto of the breach of a right granted to such party hereunder shall not operate as or be construed as a waiver of any other breach of such provision or any breach of any other provision of this Agreement. The failure of any party to insist on strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. No waiver of one provision hereof shall constitute a waiver of any other provisions.

         17. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior oral and written agreements, understandings and commitments between the parties. No amendment to this Agreement may be made except in writing signed by all parties hereto.

         18. Notices. Any notice, request, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be deemed properly given upon the personal delivery thereof if delivered, or if mailed, three
                  (3) business days after having been mailed by registered mail addressed to the party to which the notice is given:


         If to the Odyssey:

                           Odyssey Pictures Corporation
                           16910 Dallas Parkway, Suite 104
                           Dallas, Texas 75248

         If to the Contractor:

                           Ian Jessel 16904 Donna Ynez Lane Pacific Palisades, CA 90272

         Any party may change the address to which such notices are to be addressed by giving the other parties notice in the manner herein set forth, provided that any notice of changed address shall be effective only upon receipt. Any party may, in writing, designate its or his counsel to receive or give any or all communications required or permitted to be given hereunder

         IN WITNESS WHEREOF, the Odyssey has caused this Agreement to be executed by its duly authorized office, and Contractor has executed this Agreement, as of the date first above written.


                                    ODYSSEY PICTURES CORPORATION

                                    By:
                                    --------------------------------------------
                                    John Foster

                                    AGREED AND ACCEPTED BY:

                                    --------------------------------------------
                                    Ian Jessel